

January 28, 2022

WeiQun Chen
Chairman, Chief Executive Officer, and Director
Novagant Corp.
Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim
Sha Tsui, Hong Kong 19801

>   **Re: Novagant Corp.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed January 13, 2022**
>   **File No. 000-26675**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed January 13, 2022

Explanatory Note, page i

1. We note your response to prior comment 4, and your disclosure on page 1 that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in "China-based issuers" would likely significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to also acknowledge such risks in the event of any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong-Kong based issuers.

2. We note your response to prior comment 5, including added disclosure in your Explanatory Note that your "Hong Kong subsidiary" is currently not required to obtain

permission from the Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to operate or to issue securities to foreign investors. Please also disclose whether the registrant (holding company) is required to obtain any permission or approval from Chinese authorities to operate your business or to offer securities. We further note your added disclosure at page 22 that you have not received any denial to list on the U.S. exchange. Please revise your Explanatory Note and your page 22 disclosure to affirmatively state whether any permissions or approvals to operate your business or to offer your securities have been denied.

3. We note your response to prior comment 6, including your revised disclosure that the Company is not a China-based issuer, "so currently there is little chance of interference from the Chinese government," and that such classification could change "in an unlikely scenario," which could have a material adverse effect on your business in the future. Such statements do not appear to be consistent with your disclosure regarding related risks (for example, your disclosure that the Chinese government can change Hong Kong's rules and regulations including its enforcement and interpretation at any time with little to no advance notice and can intervene at any time with little to no advance notice). Please revise.

4. Please disclose, in your Explanatory Note at page iv, whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and clarify whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please also include a risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Your disclosure should reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

5. We note your disclosure on page iii that there have been no dividends or distributions among the holding company or the subsidiary. Please revise to state whether there have been any transfers of cash between the holding company and the subsidiary.

6. We note your disclosure on page iv that there are no restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors, and that you foresee no restrictions and limitations on your ability to distribute earnings from your businesses in Hong Kong, to NVGT and U.S. investors. However, such disclosure does not appear to be consistent with your disclosure on page 19 regarding PRC regulations of loans and direct investments in PRC entities by offshore companies, and your statement that it is unclear if a Hong Kong subsidiary will be deemed a PRC subsidiary.

Business
Our Service and Operation, page 2

7.   We note your disclosure on page 29 indicating that you do not own any physical assets
        and your disclosure on page 8 indicating that you have just three full time employees and
        13 part time employees. Please expand your disclosures on page 3 to more clearly
        describe your principal products or services and the distribution methods or means by
        which services are being rendered to comply with Item 101(h)(4)(i) and (ii) of Regulation
        S-K.

        For example, if you utilize vehicles to provide transportation services, describe the size of
        the fleet and explain how you manage and secure use of the vehicles; and with regard
        to disclosures indicating that you are engaged in fulfilling customer orders in the first
        paragraph on page 3, and "pre-production preparation" on page 4, explain how you have
        access to the inventory that is being ordered by your customers, and more clearly describe
        your role in preparation.

        If you are conducting warehousing operations, describe the facilities and explain how
        these are held and utilized in providing services.

Risk Factors
Risks Related to Ownership of our Securities, page 22

8.   We note your risk factor on page 24 indicating that you have delayed the adoption of
        certain accounting standards through an opt-in right for emerging growth companies. As
        you do not otherwise identify as an emerging growth company tell us why you believe
        that you would qualify for this accommodation and identify any accounting standards for
        which you have delayed adoption.

Financial Information
Management's Discussion and Analysis and Results of Operations, page 26

9.   We note that you have expanded your disclosures in response to prior comment 10 to
        include more detailed information about revenues although you have not provided any
        commentary on or comparison of non-financial measures that are associated with
        significant categories of revenues.

        However, we see that you have disclosure in the second paragraph on page 3 stating that
        the major charging basis for your transportation services is the volume of goods delivered,
        and that other charging bases include the number of boxes, cubic metres and the number
        of dropping points for products. You also indicate that the major charging basis for
        your customization services is based on the number of goods handled.

        Please further expand your disclosures within MD&A to clarify how revenues correlate
        with volumetric or quantity measures, representing the physical conveyance of products or

rendering of services, including quantifications and comparisons of such measures for each period.

Financial Statements - Novagant Corp.
General, page 35

10.   We note that in response to prior comment 12 you have added an index on page 35 for your interim financial statements. Please revise the index on page 35 to address the following points.

- Identify the annual financial statements of Ever Full Logistics Limited that begin on page F-17.

- Identify the interim financial statements of Ever Full Logistics Limited that you will need to also provide in the registration statement.

- Remove the labeling from the index that indicates it pertains only to the interim financial statements.

- Correct the page numbers that are currently referenced in the index.

Balance Sheet, page F-1

11.   In your response to prior comment 14 you state that you now present the balance sheet as of March 31, 2021, as the comparative balance sheet in your interim financial statements. However, the comparative balance sheet presented on page F-1 is labeled March 31, 2020. Please comply with Rule 8-03 of Regulation S-X. We reissue prior comment 14.

Assumption, page F-5

12.   We note your disclosure in Note 8 on page F-16, explaining that Novagant Corp. acquired Ever Full Logistics Limited on September 21, 2021 in exchange for 300,000,000 ordinary shares.

If this is correct, please remove the disclosure on page F-5 that appears to characterize the transaction, as portrayed in the interim financial statements, as an assumption rather than as a completed transaction in accordance with GAAP, and reposition details concerning your valuation to Note 8.

Note 7 - Stockholders' Equity, page F-15

13.   Please expand your Statements of Changes in Shareholders' Equity on page F-3, or the disclosures within Note 7, to include a roll-forward of the numbers of outstanding common and preferred shares of stock covering all periods presented to comply with FASB ASC 505-10-50-2.

Please also revise or reconcile disclosures within the Balance Sheet on page F-1, indicating there were 49,989,704 outstanding common shares as of September 30, 2021, and 150,000,000 common shares authorized for issuance, with disclosures under this heading indicating there were 1 billion common shares authorized for issuance and that you had issued 300 million common shares during the third quarter to acquire Ever Full Logistics Limited.

14.   We note that you have filed a July 19, 2012 Certificate of Designation for your Series A preferred stock at Exhibit 3.4(a), which indicates that the Series A class will always have a majority of the votes on any matter on which common shareholders are entitled to vote, and that each share will otherwise have 1,000 votes.

Please expand your disclosures to specify the voting provisions associated with the Series A preferred stock, and to clarify that there are no conversion provisions if this is the case. Please also confirm to us that the Certificate of Designation referenced above is the most current version, or file all subsequent versions if not.

Ever Full Logistics Limited Financial Statements, page F-17

15.   As Novagant Corp. had no substantive operations prior to acquiring Ever Full Logistics Limited on September 21, 2021, Ever Full Logistics Limited should be identified as the predecessor, as defined in Rule 405 of Regulation C, and Novagant Corp. should be identified as the successor. Please amend your registration statement to utilize the labeling outlined above, and to include the following additional information pertaining to Ever Full Logistics Limited, as the predecessor.

- Interim financial statements of Ever Full Logistics Limited covering the period April 1, 2021 up to the date of acquisition; and comparative interim financial statements of Ever Full Logistics Limited covering the period April 1, 2020 to September 30, 2020.
- Management's Discussion and Analysis of the results of operations of Ever Full Logistics Limited for the interim periods described in the preceding point.

16.   We note that you did not provide the representation requested in prior comment 15.

Please confirm that you understand that your annual report on Form 10-K for the fiscal year ended March 31, 2022 will need to include financial statements of the entities and for the periods described below, all of which will need to be audited and accompanied by appropriate notes to the financial statements and audit opinions.

- Audited financial statements of Novagant Corp., covering the fiscal year ended March 31, 2022.
- Audited financial statements of Ever Full Logistics Limited, covering the period from April 1, 2021 up to the date of acquisition.
- Audited financial statements of Ever Full Logistics Limited, covering the fiscal year ended March 31, 2021.

Please also confirm that you will provide disclosures in MD&A of that annual report covering each of the specific periods outlined above.

Independent Auditor's Report, page F-18

17. We note that in your responses to prior comments 16, 17 and 18, you have indicated that your auditor may have revised or updated your financial statements to address certain presentation requirements pertaining to your merger with Ever Full Logistics Limited, and certain disclosure requirements pertaining to your revenue recognition accounting policy and reportable operating segments. However, we have not observed any of the changes that you indicate were made.

    We also note that in response to prior comment 13 you have indicated that your auditor may be involved in preparing pro forma financial statements, although we have no expectation that you would be providing pro forma financial statements in the registration statement.

    Please refer to Rule 2-01(b) and Rule 2-01(c)(4)(i) of Regulation S-X, and describe for us the particular non-audit services that have been provided by your auditor in addressing the concerns raised in our comments and historically, during the periods covered by the financial statements of Ever Full Logistics Limited.

Note 2 - Summary of Significant Accounting and Reporting Policy, page F-24

18. We note that in response to prior comments 17 and 18 you indicate that revisions were made to disclosures in the financial statements pertaining to your revenue recognition accounting policy and reportable operating segments. However, we do not see that you have provided such disclosures. We reissue prior comments 17 and 18.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jenifer Gallagher, Staff Accountant at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney at 202-551-8749 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation